SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2014

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of letter dated October 2, 2014, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores:

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

By letter dated October 2, 2014. The Company reported that its Board of Directors has called an Ordinary and Extraordinary Shareholders's Meeting to be held on October 31, 2014, at 14:00hs outside the registered office, at Bolívar 108, Floor 1º, City of Buenos Aires, to discuss the following agenda:

                            1. Appointment of two shareholders to sign the minutes of the Shareholders’
                            Meeting.
2.Consideration of the documents provided for under Section 234, Subsection 1, Law 19,550, corresponding to fiscal year ended 06.30.2014.
3.Consideration of the performance of the Board of Directors.
4.Consideration of the performance of the Supervisory Committee.
5.Treatment and allocation of the income for the fiscal year ended 06.30.2014, which posted a loss in the amount of $514,566 Thousand. Consideration of the reversal of balance sheet accounts to bear the loss.
6.Consideration of the compensation to the Board of Directors ($14,151,540 – allocated amount) for the fiscal year ended 06.30.2014 which posted a computable loss according to this regulation of the Securities Exchange Commission. Delegation to the Board of Directors of the approval of the Auditing Committee' budget.
7.Consideration of the compensation to the Supervisory Committee for the fiscal year ended 06.30.2014.
8.Determination of the number and appointment of Regular Directors and Alternate Directors, if applicable.
9.Appointment of Regular and Alternate Members of the Supervisory Committee.
10.Appointment of Certifying Accountant for the next fiscal year and determination of his/her compensation. Delegations.
11.Updating of report on Shared Services Agreement.
12.Treatment of amounts paid as consideration for shareholders’ Personal Assets Tax.
13.Report on the outcome of the exchange offer of Tip Hogar in respect to SAMAP stock– currently Alto Palermo S.A. (APSA). Approval of the actions taken by the Board of Directors. Authorizations.
14.Consideration of the amendment to and adaptation of Section One of the By-laws, restatement according to the Capital Markets Act in force.
15. Consideration of the amendment to Section Twenty-four of the By-laws (shareholders' meetings remote attendance).
16.Consideration of the Share Repurchase Plan and GDS issued by the Company and its application. Delegation of powers to the Board of Directors.
17.Updating of the report on the Incentive Plan for the benefit of the officers of the Company as approved and ratified by the shareholders' meetings of years 2009/2010/2011/2012 and 2013. Approval of changes according to the objections raised by the Securities Exchange Commission, including the assignment of the stock economic benefits rights under the Plan. Incorporation of a benefit designed for the entire staff, including that of the controlled entities. Extension of  the delegation of the implementation, approval, ratification and/or rectification powers to the Board of Directors, for another term, if applicable.

Note: the record of book-entry shares is kept by Caja de Valores S.A. (CVSA), domiciled at 25 de Mayo 362, City of Buenos Aires, therefore, in order to attend the Shareholders’ Meeting, shareholders are required to obtain a certificate of the book-entry shares account kept by CVSA and furnish it for deposit at Florida 537, Floor 18, City of Buenos Aires (4322-0033), from 10 to 18 h., until October 27, 2014 inclusively. The parties making such a deposit will be supplied with a certificate of admission to the Shareholders’ Meeting. When considering items 11 to 17 of the agenda, the Shareholders’ Meeting shall be extraordinary in nature, a quorum of 60% being required. Eduardo Sergio Elsztain. Chairman appointed at Shareholders’ Meeting dated 10.31.2012 and Board of Directors’ Meeting of allocation of duties dated 11.01.2012.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
October 3, 2014